Iain J Mackay

Group Finance Director

13 September 2013

Stephanie J. Ciboroski

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re: HSBC Holdings plc

Form 20-F for Fiscal Year Ended December 31, 2012

Filed March 12, 2013

File No. 001-14930

Dear Ms Ciboroski:

Thank you for your letter dated 2 August 2013. We have repeated below the comments in your letter, followed by our responses. When providing requested additional disclosure, we have underlined proposed new text to distinguish it from existing disclosure.

Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’, the ‘Group’, ‘we’, ‘us’ and ‘our’ refer to HSBC Holdings together with its subsidiaries. References to page numbers relate to the 2012 Annual Report on Form 20-F (‘2012 Form 20-F’) unless otherwise indicated. References to the ‘2013 Interim Report’ relate to the Form 6-K furnished on 9 August 2013.

Form 20-F for Fiscal Year Ended December 31, 2012

Report of the Directors: Operating and Financial Review, page 25

Credit Risk, page 137

Renegotiated Loans and Forbearance, page 158

1. Please refer to your response to the third bullet point of our prior comment 4 which discusses the procedures you perform to validate that your collective impairment model is able to timely capture inherent losses in your loan portfolio. Please respond to the following:

HSBC Holdings plc Level 42, 8 Canada Square, London E14 5HQ Tel: 020-7991 8888 Fax: 020-7992 4872 Web: www.hsbc.com Registered in England number 617987. Registered Office: 8 Canada Square, London E14 5HQ. Incorporated in England with limited liability	1

•         Explain in more detail why your back testing process involves comparing actual loan defaults at 180 days past due as well as early defaults to modeled loan defaults in your collective impairment models, instead of, or at least in addition to, comparing actual loan defaults based on the length of your extended loss outcome windows to modeled loan defaults in your collective impairment models.

In respect of our response to prior comment 4.3, back testing for our renegotiated impaired loan pools (modifications and re-ages, except first time re-ages less than 60 days past due) is designed to compare actual loan defaults to modelled loan defaults in the collective impairment models over the extended loss outcome windows as a way of confirming the adequacy of the impairment allowance measurement for any given loss outcome window. The actual defaults for a previous period are evaluated against those predicted for that period by the model. Following the re-segmentation of loan portfolios in 2011, back testing for loan portfolios as currently segmented began in the first quarter of 2012 and as of June 2013 we have tested 15 months of actual loan defaults against the model defaults for these portfolios. For the purpose of this discussion, loan defaults are defined as loans which have reached 180 days past due and early defaults (whereby the borrower seeks to dispose of the collateral in satisfaction of the loan). We consider a loan to be in default when it reaches 180 days past due, however typically it takes longer than 180 days to migrate through all the buckets from the current status to the 180 day past due status. The loss outcome windows for our renegotiated impaired loan pools range from 19 to 25 months based on the type of renegotiation.

•         We note the portion of your response which indicates that given that a low proportion of write-offs (11%) occur from the previously impaired loan segment, you believe this provides further support that the extended outcome window applied in the collective impairment methodology adequately incorporated incurred losses at the balance sheet date. However, given the different levels of loan balances in each of these loan categories (impaired loans, non-modified/non-re-aged, previously impaired, and early stage first time re-age), it is unclear whether similar low percentages would result if you compare the level of write-offs to the balance of loans in each of those categories. Please tell us whether you have performed such an analysis, and if so, please provide us with the results. To the extent that you do not believe this type of analysis is relevant, please tell us why not. Please also tell us whether similar data outcomes result if data for 2011 was utilized in the analysis.

In our response to prior comment 4.3, we provided an analysis of write-offs which originated in each of the following loan categories – renegotiated impaired loans, non-modified/non-re-aged, previously impaired and early stage first time re-age – as a percentage of the total write-offs. Viewing the write-offs as a percentage of the average balance of each of the loan categories results in similar low percentages in the previously impaired segment, as follows:

HSBC Holdings plc Level 42, 8 Canada Square, London E14 5HQ Tel: 020-7991 8888 Fax: 020-7992 4872 Web: www.hsbc.com Registered in England number 617987. Registered Office: 8 Canada Square, London E14 5HQ. Incorporated in England with limited liability	2

	Write-off as a % of	Write-off as a % of
	Average Loans	Average Loans
Loan category	2012	2011
Renegotiated impaired loans[1]	26%	28%
Non-modified/Non re-aged	4%	4%
Previously impaired	10%	10%
Early stage first time re-age	11%	11%

1 Also includes bankruptcy cases, which may not involve renegotiated terms.

The difference in risk characteristics between the renegotiated unimpaired segments (previously impaired and early stage first time re-ages) and the renegotiated impaired segment is demonstrated by the lower percentage of write-offs for renegotiated unimpaired loans as a percentage of the average balance of loans. We believe this reflects the improvement in credit risk characteristics of renegotiated impaired loans which continue to perform over the extended loss outcome period and further suggests that our segmentation results in a reasonable estimate of the incurred losses at the balance sheet date.

•         Given the change in the roll rate migration period from 7 months to 10 months (as discussed in your response to prior comment 8), please confirm that you have changed your extended loss outcome windows from 18-25 months to 21-28 months. If not, please tell us why not.

Our response to prior comment 8 discussed our extension of the loss outcome window from seven to ten months for loans collectively evaluated for impairment using a roll rate migration analysis, excluding renegotiated impaired loans (modifications and re-ages, except first time re-ages less than 60 days past due). Renegotiated impaired loan pools have loss outcome windows which have already been extended to 19 – 25 months based on the type of renegotiation. Our analysis demonstrates that the risk of re-default is significantly reduced for renegotiated impaired loans which remain performing over the extended loss outcome period and as such we have not changed our extended loss outcome windows for renegotiated impaired loans. This is described in more detail on page 255.

Corporate and commercial forbearance, page 161

2. Please revise future filings to disclose the specific refinements made in forbearance identification procedures for renegotiated UK loans and provide us with your proposed disclosure. To the extent possible, please quantify the impact that the change in your identification policies had on the levels of impaired loans so that a reader may discern how much of the decline in these types of loans is due to policy changes as compared to improvements in credit quality.

HSBC Holdings plc Level 42, 8 Canada Square, London E14 5HQ Tel: 020-7991 8888 Fax: 020-7992 4872 Web: www.hsbc.com Registered in England number 617987. Registered Office: 8 Canada Square, London E14 5HQ. Incorporated in England with limited liability	3

As noted in our response to comment 8.2 in your letter dated 25 July 2012, in 2011, HSBC adopted a revised impaired loan disclosure policy and expanded its disclosure to present all renegotiated loans where the contractual payment terms have been modified because of significant credit concerns. This approach was developed taking into consideration current best practice, including best practice recommendations in the Financial Services Authority (‘FSA’) guidance on ‘Forbearance and Impairment Provisions – Mortgages’ issued in October 2011.

As part of their thematic work on forbearance, the FSA, which was succeeded by the Prudential Regulation Authority on 1 April 2013, required UK banks to implement more robust reporting capabilities for UK forbearance exposures by the end of 2012. To meet this requirement, a dedicated database was developed to collect and store forbearance data. During the database design and repopulation in 2012, the data collected in the UK was refined using the more detailed database capabilities, which resulted in improvement to forbearance identification and classification. The following specific refinements, as referenced on page 161, were made in the UK in 2012:

•	The exclusion of modifications unrelated to payment arrangements (such as collateral or security arrangements or the waiver of rights under covenants) because the Group’s definition of renegotiated loans excludes changes which do not affect contractual payment arrangements as explained on page 257; and
•	The exclusion of facilities which had not been modified where a customer had both modified and un-modified facilities.

These changes impacted the classification of renegotiated loans for disclosure purposes only and not measurement of impairment. The reduction to the renegotiated commercial real estate and other property-related lending balances in Europe due to these changes was US$1.4 billion compared to the total reported decrease of US$1.3 billion. Accordingly, on page 161 we disclosed that excluding this change, total renegotiated commercial real estate and other property-related loans remained broadly unchanged. In our 2013 Form 20-F we will disclose the 2013 renegotiated loans balance and the 2012 renegotiated loans balance. The 2012 changes described above will not impact the 2013 balance nor the movements between 2012 and 2013 and therefore we do not believe further disclosure of the change in UK forbearance balances is necessary in the 2013 Form 20-F. However, where a similar reclassification occurs in subsequent periods, such as described below, we will provide the requested disclosure.

On page 133 of our 2013 Interim Report, we describe a reduction in renegotiated balances due to refinements in forbearance identification in Turkey. The unrelated change in Turkey was made because the renegotiated loan disclosure in Turkey had incorrectly included all renegotiated loans and not just those renegotiated because of significant credit concerns. In future filings we will more fully describe the change and quantify the impact so the reader may discern how much of the change was due to improvements in credit quality versus non-credit related changes, similar to the following:

HSBC Holdings plc Level 42, 8 Canada Square, London E14 5HQ Tel: 020-7991 8888 Fax: 020-7992 4872 Web: www.hsbc.com Registered in England number 617987. Registered Office: 8 Canada Square, London E14 5HQ. Incorporated in England with limited liability	4

‘In Europe, US$479 million of the decline in renegotiated balances was a result of refinements in data collection which resulted in improved forbearance identification in Turkey.’

Notes to the Financial Statements, page 383

Note 2 - Summary of significant accounting policies, page 387

Collectively assessed loans and advances, page 390

3. Please refer to your response to our prior comment 8 where you state that you use a ten month loss emergence period for the US real estate portfolios under IFRS. Please address the following:

•         Describe the data and analysis you considered in determining that the ten month period was appropriate to capture all losses inherent in the portfolio at the balance sheet date. As part of your response, please tell us whether the review was conducted internally or whether a third party was engaged to perform the review.

As discussed in our response to prior comment 8, in order to estimate the incurred losses inherent in the portfolio at the balance sheet date, we use statistical analysis to estimate the likelihood that a loan will progress through the various stages of delinquency and ultimately be written-off. We refer to the period from when a loan was last current to confirmation of loss by write-off as the loss outcome window. We increased the loss outcome window that we use in our statistical analysis for loan pools excluding impaired renegotiated loans from seven to ten months in the fourth quarter of 2012.

To determine that the ten month period was appropriate to capture the period from when a loan was last current to confirmation of loss by write-off, we internally reviewed all collectively assessed loans (excluding impaired renegotiated loans) in the portfolio over a one year period. For those loans which reached default at 180 days past due and experienced a charge-off event within the one year period, we looked back to determine when that account was last current and the average amount of time it took to reach 180 days past due. This analysis indicated the period of time for the observed portfolios to reach 180 days past due from current status was ten months. Therefore, based upon this objective data, we determined that a loss outcome period of ten months was appropriate for our collectively assessed real estate portfolios (excluding impaired renegotiated portfolios which use an extended loss outcome period).

We continually review our methodologies surrounding loan impairment losses in order to improve and refine our loss estimation techniques. During the second quarter of 2013, as part of this on-going methodology review we updated our Group credit policy for Retail Banking and Wealth Management to require each region to explicitly measure or estimate the period of time in which a borrower may remain up-to-date on their payments after a loss event has been incurred before the loan begins to evidence delinquency, which is referred to internally as the emergence period. Consequently, during the second quarter, we explicitly estimated the average period of time from a loss event occurring to delinquency being observed (the emergence period) in the largest portfolios. The most significant adjustment was in North America, accounting for approximately 68% (US$130 million) of the total increase in loan impairment charges related to the explicit estimation of emergence period.

HSBC Holdings plc Level 42, 8 Canada Square, London E14 5HQ Tel: 020-7991 8888 Fax: 020-7992 4872 Web: www.hsbc.com Registered in England number 617987. Registered Office: 8 Canada Square, London E14 5HQ. Incorporated in England with limited liability	5

HSBC Finance Corporation and HSBC Bank USA, N.A. increased the period of time utilised for collectively assessed real estate portfolios (excluding impaired renegotiated portfolios) to 12 months from ten months, to explicitly reflect the inclusion of a two month emergence period. Prior to this explicit adjustment, the loss outcome period included a shorter implicit emergence period, being the period of time between the point at which the loan was last current and the first sign of delinquency.

On page 88 of our 2013 Interim Report, in the paragraph discussing loan impairment charges in North America, we disclosed ‘…an increase of US$130m relating to a rise in the estimated average period of time from a loss event occurring to write-off for real estate loans to twelve months (previously a period of ten months was used).’

All regions will perform reviews of both the emergence period (period of time in which a borrower may remain up-to-date on their payments after a loss event has been incurred), and the loss outcome period (period from last current status to loss confirmation by write-off) for all collectively assessed portfolios at least annually. However, quarterly reviews will be performed in order to monitor customer payment behaviours and to identify when significant changes have occurred which could lead us to review the emergence and loss outcome periods more frequently, as described below.

•         Tell us whether the results of your review were provided to your banking regulators.

We informed the FSA (now the Prudential Regulation Authority) of the outcome of our review and the resulting increase in the loan impairment charge in advance of publicly releasing our financial statements.

•         You indicate that you periodically update your estimation of the period from current status to loss confirmation by write-off. Specifically describe the procedures you follow when updating and validating that the ten month period remains appropriate and discuss how often you perform these procedures (i.e. quarterly, annually, etc.). In this regard, we note that based on the most recent review performed, the loss emergence period increased 43% from the period previously utilized. If these procedures are performed less than quarterly, please describe any considerations or actions you take in interim periods to ensure that this timeframe remains appropriate between evaluation dates.

HSBC Holdings plc Level 42, 8 Canada Square, London E14 5HQ Tel: 020-7991 8888 Fax: 020-7992 4872 Web: www.hsbc.com Registered in England number 617987. Registered Office: 8 Canada Square, London E14 5HQ. Incorporated in England with limited liability	6

When updating and validating that the ten month loss outcome period remains appropriate, we follow the procedures described in our response to bullet one above. We will review, at least annually, all collectively assessed loans (excluding impaired renegotiated loans) in the portfolio over a one year period. For those loans which reach 180 days past due and experience a charge-off event within the one year period, we look back to determine when that account was last current and the average amount of time it took to reach 180 days past due.

We do not plan to perform this analysis more frequently than annually because we believe the ten month period from current status to write-off at 180 days past due will remain relatively stable and therefore any potential benefit from more frequent analysis would not outweigh the significant cost. The initial increase from seven to ten months was a one-off portfolio risk factor adjustment which was not due to the frequency of reviews but instead was due to a refinement in methodology in calculating the loss outcome period as discussed in our response to prior comment 8.

We will perform a quarterly review of our loss emergence and loss outcome periods to identify whether there are likely to be significant changes in the period of time from a loss event occurring to write-off. Examples of the indicators that may be considered on a quarterly basis when determining whether there is any evidence that these periods may have changed significantly include:

•         Sharp changes in economic metrics not captured within our historical data which suggest changes in the ability of borrowers to maintain payments during times of financial stress;

•         Internal portfolio performance metrics, for example changes in the average credit scores of up-to-date accounts indicating changes in the credit characteristics of borrowers in the portfolio; or

•         Evidence of significant changes in the pattern by which delinquent accounts progress through to write-off.

Renegotiated Loans, page 392

4. Please refer to our prior comment 10 in our letter dated January 29, 2013. We note your changes to your proposed roll forward, and the new disclosure provided on page 161 of your 2012 Form 20-F. Please revise your disclosure in future filings to address the following and provide us with your proposed disclosure:

•         Provide a roll forward that includes information for all of your renegotiated loans. Alternatively, please provide a separate roll forward for those loans not included in HSBC Finance’s renegotiated loan portfolio.

HSBC Holdings plc Level 42, 8 Canada Square, London E14 5HQ Tel: 020-7991 8888 Fax: 020-7992 4872 Web: www.hsbc.com Registered in England number 617987. Registered Office: 8 Canada Square, London E14 5HQ. Incorporated in England with limited liability	7

In future filings, we will provide a reconciliation of renegotiated loans similar to the following:

Movement in renegotiated loans (gross) by geographical region

(Unaudited)

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Renegotiated loans at 1 January 2013
Personal
Corporate and commercial
Financial

Loans renegotiated in the period Loans not derecognised
Personal
Corporate and commercial
Financial

Newly recognised loans
Personal
Corporate and commercial
Financial

Repayments
Personal
Corporate and commercial
Financial

Amounts written off
Personal
Corporate and commercial
Financial

Other
Personal
Corporate and commercial
Financial

At 31 December 2013
Personal
Corporate and commercial
Financial

We propose to disclose the movement analysis for 2013 only in our 2013 Form 20-F and to provide comparative disclosures from 2014.

•         Given the subjective nature of the determination of whether a renegotiated loan is substantially different for the purposes of recognizing a new loan, please separately present changes due to the recognition of a new loan in your proposed disclosure.

HSBC Holdings plc Level 42, 8 Canada Square, London E14 5HQ Tel: 020-7991 8888 Fax: 020-7992 4872 Web: www.hsbc.com Registered in England number 617987. Registered Office: 8 Canada Square, London E14 5HQ. Incorporated in England with limited liability	8

Our proposed disclosure of the movement in renegotiated loans provided above includes the effect of derecognition accounting. Once a loan is classified as renegotiated it will always be classified as renegotiated until it is repaid, written-off or transferred through disposal or sale. The caption ‘Loans renegotiated in the period’ is split between ‘Loans not derecognised’ and ‘Newly recognised loans.’

Loans renegotiated in the period are presented in the above table at the relevant value subsequent to the renegotiation, either the present value of the future expected cash flows using the original effective interest rate (loans not derecognised), or fair value (newly recognised loans).

Note 9 - Tax, page 421

5. Considering the significance of your “other” category to total deferred tax assets and liabilities as presented on the table on page 423, please revise future filings to disclose the nature of the items included in this category and discuss any geographic concentrations of the amounts. Please provide us with your proposed disclosure.

We consider that the table presented on page 423 meets the disclosure requirements of International Accounting Standard 12, ‘Income Taxes’, by separately disclosing the amount of income tax relating to each component of other comprehensive income, along with other significant deferred tax items. In order to provide more clarity as to the composition of the ‘Other’ category for total deferred tax assets and liabilities, we propose to revise the categories of deferred tax assets and liabilities in order to separately disclose the more significant items currently reported in ‘Other’, similar to the table provided at exhibit 1.

As at 31 December 2012, the material components of the net deferred tax assets in ‘Other’ of US$2.0bn included the following temporary differences:

•         deferred tax assets for operating expenses, such as employee emoluments, which are deductible for tax when paid (US$1.0bn);

•         deferred tax assets for certain investments, derivatives and own debt, for example various securitisation vehicles such as Real Estate Mortgage Investment Conduits (US$1.7bn); and

•         deferred tax liabilities for insurance technical provisions which arise from the timing of the recognition of the income embedded within the long term business policies in force (US$0.8bn).

In future filings, where the ‘Other’ category is geographically significant, explanation will be provided in the discussion of geographical concentrations. We will provide disclosure similar to the following, using the US disclosure on page 422 as an example:

HSBC Holdings plc Level 42, 8 Canada Square, London E14 5HQ Tel: 020-7991 8888 Fax: 020-7992 4872 Web: www.hsbc.com Registered in England number 617987. Registered Office: 8 Canada Square, London E14 5HQ. Incorporated in England with limited liability	9

‘Of the total net deferred tax assets of US$6.5bn at 31 December 2012 (2011: US$6.2bn), the net deferred tax asset relating to HSBC’s operations in the US was US$4.6bn (2011: US$5.2bn). The deferred tax assets included in this total reflected the carry forward of no tax losses and tax credits (2011: US$1.2bn), deductible temporary differences in respect of loan impairment allowances of US$2.0bn (2011: US$2.7bn) and other temporary differences of US$2.6bn (2011: US$1.3bn), relating primarily to timing differences on income from investments which have been considered for tax purposes in advance of their recognition in accounting profits of US$[x]bn (2011: US$[x]bn).’

Note 15 - Fair values of financial instruments carried at fair value, page 437

6. We note footnote 49 to your tabular disclosure on page 36. Regarding the cost of internal funding, please describe how, when and where internal funding adjustments are implemented. That is, please describe the inputs and methodology used to estimate the cost of internal funding and for what type of financial instruments (dealer, OTC, collateralized, uncollateralized, etc.). As these adjustments relate to net derivative positions, please discuss the curve(s) used to estimate the derivative position and, separately, the related hedge. Also, if the cost of internal funding is used to estimate an entry price and pricing in subsequent periods, please discuss how the price determination methodologies differ.

Footnote 49 refers to the net cost of internal funding allocated to trading instruments which is included in ‘Net trading income’ for global business reporting (see pages 58 – 78). This allocation of internal funding cost is included in ‘Net interest income’ for Group’s financial reporting purposes under IFRSs. Internal funding is eliminated at the Group level. The calculation of the amount of internal funding cost allocated reflects the use by each of the businesses of their respective legal entity’s balance sheet and is applied across all instruments using internal cost of funds rates set by the legal entity Asset and Liability Committee. The internal cost of funds rates are based on external funding costs.

HSBC does not include internal costs of funding in the valuation of its derivative portfolio for financial reporting purposes, although we note that costs of funds may be reflected in entry prices (transaction prices) in market transactions. We may include internal cost of funds in determining entry price for specific transactions where such costs are more significant. HSBC is aware of and is actively considering market developments in fair value measurement methodology, particularly in respect of uncollateralised derivative exposures. Although no market consensus has yet emerged, it is believed that the adoption of a funding fair value adjustment (‘FFVA’) or alternative mechanism for recognising incremental funding costs will become industry standard in uncollateralised derivative valuation at some point in the future. Even though a debit valuation adjustment (‘DVA’) is conceptually different from FFVA, there is potentially significant overlap between the two. This significant overlap implies that some form of FFVA is inherently taken when recording a DVA. We believe that this inherent overlap adds to the complexity of FFVA and is one important reason why the market has not yet reached consensus.

HSBC Holdings plc Level 42, 8 Canada Square, London E14 5HQ Tel: 020-7991 8888 Fax: 020-7992 4872 Web: www.hsbc.com Registered in England number 617987. Registered Office: 8 Canada Square, London E14 5HQ. Incorporated in England with limited liability	10

7. We note your discussion on page 441 of loss given default assumptions for developed market exposures and emerging market exposures and that alternative loss given default assumptions may be adopted where both the nature of the exposure and the available data support this. Please respond to the following:

•	Discuss why the use of standard assumptions is appropriate, and how these recovery assumptions incorporate consideration of differing levels of collateral.

Standard loss given default is defined on page 441 as a loss given default percentage of 60% for developed market exposures and 75% for emerging market exposures. We consider standard loss given default assumptions to be appropriate for credit valuation adjustment (‘CVA’) and DVA because they are based on recovery rates observed in the credit default swap (‘CDS’) market. The phrase ‘recovery rates observed in the CDS market’ refers to the average of recovery rates that market participants submit to consensus pricing services. The loss given default assumptions are applied to the net exposure after consideration of collateral. The consideration of credit mitigants when calculating potential exposure is described in more detail on page 441.

•	Discuss any back testing procedures performed to validate the reasonableness of the assumptions utilized.

Specific back testing is not performed to assess standard loss given default assumptions because these assumptions are based on observable CDS market data as discussed in the prior bullet point. Alternative loss given default assumptions, where made, are specifically applied and documented as described below. Alternative loss given default assumptions are reviewed on an on-going basis, in light of any additional evidence that becomes available. From time to time this may include the levels at which transactions are unwound or actual loss given default upon occurrence of a default, albeit that such events are relatively infrequent.

•	Tell us how often you use alternative assumptions and the facts and circumstances you consider when doing so.

Alternative loss given default assumptions will be considered for more significant counterparty exposures where standard loss given default assumptions are not applicable. These alternatives are based either upon specific loss given default (or recovery) market data where it is available (e.g. from consensus pricing providers) or documented analysis. Approximately 32% of the CVA calculation as at 31 December 2012 utilised specific loss given default assumptions.

Typical examples are as follows:

•	Derivatives that are not senior, unsecured obligations of the counterparty. In certain structured transactions (eg. project and export finance transactions or whole business securitisations) it is common for derivatives to be more senior than generally contemplated within the CDS market. Alternative loss given default assumptions are then adopted to reflect this additional seniority.
HSBC Holdings plc Level 42, 8 Canada Square, London E14 5HQ Tel: 020-7991 8888 Fax: 020-7992 4872 Web: www.hsbc.com Registered in England number 617987. Registered Office: 8 Canada Square, London E14 5HQ. Incorporated in England with limited liability	11

•	Low rated counterparties. Counterparties rated internally at or below an internal rating of 8.1 are examined individually by HSBC Credit, resulting in written guidance to Product Control on potential outcomes for the counterparty. This guidance is used in conjunction with market data, if available, to assign a specific loss given default. An internal rating of 8.1 is assigned where a counterparty is suffering some financial difficulties but the probability of default within the next 12 months does not exceed 20%. It is approximately equivalent to an external rating of ‘CCC’.
•	Monolines. As described on page 189, a bespoke approach is applied to derivative transactions with monolines. This incorporates a loss given default assumption of 100%.

In connection with the responses provided above, HSBC Holdings plc hereby acknowledges that:

•	HSBC Holdings plc is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	HSBC Holdings plc may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely

/s / Iain J Mackay

HSBC Holdings plc Level 42, 8 Canada Square, London E14 5HQ Tel: 020-7991 8888 Fax: 020-7992 4872 Web: www.hsbc.com Registered in England number 617987. Registered Office: 8 Canada Square, London E14 5HQ. Incorporated in England with limited liability	12